OFFERING CIRCULAR DATED January 26, 2017

FEEL THE WORLD, INC.
d.b.a. XERO SHOES®
100 TECHNOLOGY DRIVE, SUITE 315
BROOMFIELD, CO 80021, USA
(303) 447–3100

UP TO 500,000 SHARES OF CLASS A Voting COMMON STOCK
UP TO 250,000 SHARES OF CLASS B Non–voting COMMON STOCK

Maximum Number of Shares	Price to Public	Underwriting Discount and Commissions	Maximum Proceeds to Issuer **
Up to 750,000 shares of Class A and Class B Common Stock	$4.00	0	$3,000,000

**No underwriters or brokers will be used in the Offering in most states. If the Company chooses to retain a broker in any states, the total cost of commissions is not expected to exceed $30,000. Expenses of the Offering, excluding any commissions, are estimated to be $150,000. Only Investors who invest $10,000 or more in the Company may purchase Class A Voting Common Stock. See Securities Being Offered on page 2 for additional details.

The Offering will terminate on the earlier of: (1) the date on which the maximum number of shares has been sold, (2) the date that is one year after the date of this Offering Circular, or (3) the date on which the Offering is terminated by the Company in its sole discretion. The Offering is being conducted on a best–efforts basis, without any minimum target. Funds tendered by each Investor will be available to the Company after the Company accepts the subscription, in its sole discretion.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO REGULATION A, AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES AND EXCHANGE ACT OF 1933, AS AMENDED, UPON WHICH THE COMPANY IS RELYING. THE SEC DOES NOT MAKE ANY INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. BEFORE ANY SALES MAY BE MADE, HOWEVER, THE SEC MUST ISSUE A “NOTICE OF QUALIFICATION” AFTER STAFF REVIEW OF ANY OFFERING MATERIALS. GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON–NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering is inherently risky. See “Risk Factors” below on page 5.
Sales of these securities will commence on approximately February 16, 2017.
The Company is following the “Offering Circular” format of disclosure set forth under Part II of the Offering Statement on Form 1–A of Regulation A.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS OFFERING CIRCULAR, AND IN ANY RELATED OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FEEL THE WORLD, INC., D.B.A. XERO SHOES®
OFFERING CIRCULAR

SUMMARY	PG.1

RISK FACTORS	PG.5

DILUTION	PG.8

USE OF PROCEEDS TO ISSUER	PG.9

DESCRIPTION OF BUSINESS	PG.9

DESCRIPTION OF PROPERTY	PG.13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	PG.13

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	PG.17

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	PG.19

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	PG.19

INTEREST OF MANAGEMENT AND OTHERS INCERTAIN TRANSACTIONS	PG.20

SECURITIES BEING OFFERED	PG.20

PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS	PG.21

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER31, 2015AND DECEMBER 31, 2014 (AUDITED)	PG. 23

INTERIM FINANCIAL STATEMENTS FOR THE PERIODS ENDING JUNE 30, 2016 AND JUNE 30, 2015 (UNAUDITED)	PG.39

INDEX TO EXHIBITS	PG.52

In this Offering Circular, the terms “we”, ”our”, ”us”, “FeelTheWorld, Inc.”, “FTWI”, “XeroShoes®”,“Xero”,or “the Company” refers to Feel The World, Inc.

Feel The World®, FeelTrue®, Xero®, AND THE “O-Toes” logo ARE REGISTERED TRADE MARKS OF THE COMPANY.

FEEL THE WORLD, INC., D.B.A. XERO SHOES®
OFFERING CIRCULAR

SUMMARY

Feel The World, Inc., d.b.a. Xero Shoes®, is a woman-owned lifestyle footwear brand focusing on natural movement, quality craftsmanship and affordability. Xero Shoes® product lines currently include minimalist casual and athletic shoes, ready-to-wear performance recreation sandals, and do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores/kiosks, and to wholesale and international distribution partners.

OUR BRAND TENETS ARE:

NATURAL MOVEMENT

Xero Shoes® designs have wide toe boxes to let the toes spread, flexible soles that allow the feet to bend, zero-drop non-elevated heels, and a patented sole design that provides both ground-feel and protection.

LIGHTWEIGHT PERFORMANCE RECREATION
Xero Shoes® are lightweight, travel-friendly, and made to handle a diverse range of recreational activities including running, hiking and casual wear.

DURABLE AND AFFORDABLE
Xero Shoes® have a 5,000-mile sole warranty and come in a range of competitive price points currently from $24.95-$89.99.

WE ARE EXPERIENCING RAPID GROWTH:

•	The co-founders, husband and wife team Steven Sashen and Lena Phoenix, appeared on the ABC TV Show Shark Tank in 2013. Reruns continue to play on CNBC.
•	Our revenue growth from 2011 to 2013 awarded us the number one ranking on the BizWest Mercury 100 List of Fastest-Growing Private Companies based in Boulder and Broomfield counties.
•	2015 revenues of $1.4 million were almost double $772,000 in 2014 revenue, and demand outstripped our inventory.
•	2016 revenue grew to $2.73 million.
•	We have a cumulative customer base of over 75,000 in 94 countries as of January 1, 2017.
•

Excluding non-cash compensation, we have increased our EBITDA margin from -17.1% in 2014 to 9.3% in 2015. For full year 2016, we are estimating an EBITDA margin, excluding non-cash compensation, of 10%.

•	Gross Amazon sales have increased from $47,000 in 2015 to $436,000 in 2016.

MARGINS AND GROWTH METRICS

Since we launched in late 2009, we have sold over $6.6 million worth of shoes, sandals and sandal kits. In 2016, 68% of sales were directly through the Xero Shoes® website, with 32% of sales coming from Amazon, eBay, retail stores, international distributors, and other third-party sellers. Gross product cost margins on direct-to-consumer sales vary from 74% to 87%, depending on the item. Margin on wholesale and distribution sales range from 43-55%.

For the third quarter ending September 30, 2016, the average order value (AOV) was $56.76. AOV is expected to grow following the release of the higher-priced casual and athletic shoes in late 2016 and 2017.

OUR GROWTH STRATEGY

We are expanding each of our product lines to fulfill customer demand and increase our AOV. In addition, we are working to increase our penetration into additional markets through:

•	Focus on expansion of the wholesale channel into national key accounts and new independent retailers with full marketing and point-of-purchase support
•	Expanded digital marketing focused on data analytics and high return on investment (ROI)
•	Increased global sales through addition of select international distributors
•	Expansion of third-party online channels and affiliates
•	Expansion of retail kiosks in shopping malls and international airports

SUMMARY OF RISKS AFFECTING US

Our Company and our business are subject to all of the risks described in the section “Risk Factors” below, including, but not limited to, the following:

•	We are a relatively young entrant in the shoe industry.
•	Our results are subject to intense competition, and new competitors may enter the market.
•	We may not be able to successfully implement growth.
•	We may not be able to respond to changing footwear trends.
•	We are subject to seasonal buying patterns.
•	We depend on a small management team.
•	There is no current market for any shares of the Company’s Common Stock.

SECURITIES OFFERED

Securities Offered	Maximum of 500,000 shares of Class A Voting Common Stock and 250,000 shares of Class B Non-Voting Common stock
Total Shares of Class A Voting Common Stock issued and outstanding before the Offering	6,000,000 owned by Lena Phoenix
Total Shares of Class A Voting Common Stock reserved by the Company for the Employee Stock Option Plan	1,133,181
Total Options to purchase Class A Voting Common Stock issued before the Offering	315,000
Total Shares of Class A Voting Common Stock outstanding after the Offering (assuming a fully subscribed Offering and 100% issuance and exercise of all option shares reserved for ESOP)	7,633,181[1]
Total Shares of Class B Non-Voting Common Stock after the Offering (assuming a fully subscribed Offering)	250,000[2]

1)	The Company has 20,000,000 Shares of Class A Voting Common Stock authorized.
2)	The Company has 10,000,000 Shares of Class B Non-Voting Common Stock authorized. No Class B Non-Voting Common Stock was issued prior to the Offering.

NON-SECURITIES INVESTMENT INCENTIVES

In addition to the above securities, the Company is offering various incentives depending upon the investment level. Subscribers who purchase shares for each investment level will also receive, after acceptance of their Subscription, digital confirmation of their purchased shares plus one incentive package consisting of items outlined below or similar items of equal or greater value. Investors who purchase shares totaling less than $10,000 will receive Class B Non-Voting Common Stock plus one incentive package described at the level purchased below. Investors who purchase shares totaling $10,000 or more will receive Class A Voting Common Stock plus one incentive package described at the level purchased below. For the purpose of granting incentive packages, multiple subscriptions from the same Investor will be consolidated so that each Subscriber receives no more than one incentive Package. These incentive packages are offered only to Subscribers in this Offering and are non-transferable. All outstanding incentives will terminate immediately upon a sale or transfer of any of the shares purchased by a Subscriber in this Offering. In the event of a future change in control of the Company, continuation of outstanding incentive discount programs will be subject to the discretion of new management.

$100 Level, Class B Non-Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 25% off one pair of full price shoes per quarter (up to 4 pairs per year) for two years, or until any of your shares are sold or transferred (whichever comes first)
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party

$240 Level, Class B Non-Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 40% off one pair of full price shoes per quarter (up to 4 pairs per year) for two years, or until any of your shares are sold or transferred (whichever comes first)
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party

$500 Level Class B Non-Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) for three years, or until any of your shares are sold or transferred (whichever comes first)
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party

$1000 Level, Class B Non-Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) until any of your shares are sold or transferred
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party
•	Autographed Steven and Lena Bobblehead dolls

$5,000 Level, Class B Non-Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) until any of your shares are sold or transferred
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party
•	Autographed Steven and Lena Bobblehead dolls
•	Ability to nominate a charity for Company to consider supporting

$10,000 Level, Class A Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) until any of your shares are sold or transferred
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party
•	Autographed Steven and Lena Bobblehead dolls
•	Ability to nominate a charity for Company to consider supporting
•	Invitation to VIP Sushi & Mini-golf event with Steven & Lena

$50,000 Level, Class A Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) until any of your shares are sold or transferred
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party
•	Autographed Steven and Lena Bobblehead dolls
•	Ability to nominate a charity for Company to consider supporting
•	Invitation to VIP Sushi & Mini-golf event with Steven & Lena
•	2 pairs of shoes made with custom colors chosen from select palette

$100,000 Level, Class A Voting Common Stock:

•	Xero Bonus package, including Xero T-Shirt and Rox Mat
•	Investor-only access to sale events offering 50% off one pair of full price shoes per quarter (up to 4 pairs per year) until any of your shares are sold or transferred
•	Early access to new product launches
•	Friends & Family sale access
•	Ability to vote on new styles and colors
•	Ability to vote on how charitable contributions are distributed
•	Invitation to Xero VIP party
•	Autographed Steven and Lena Bobblehead dolls
•	Ability to nominate a charity for Company to consider supporting
•	Invitation to VIP Sushi & Mini-golf event with Steven & Lena
•	2 pairs of shoes made with custom colors chosen from select palette
•	Ability to name a shoe (subject to Company approval)

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are subject to all of the same risks impacting small, early stage businesses, including risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest in our Company.

Limited operating history
The Company was incorporated under Delaware law in 2010, and is an early-stage Company with a limited operating history. As a result, the Company has many of the risks inherent in a new business enterprise, including products without a significant history in the market, reliance on a small number of products, limited manufacturing experience, a lack of established distribution channels, a small management team, an evolving organizational structure, and potential undiscovered weaknesses in newly-implemented management information systems and financial controls.

Undergoing rapid growth
During the last two years in particular, the Company has experienced rapid growth, which has made its current operations and its expected future operations substantially different from its past operating history. Outsourced manufacturing, distribution, and other providers may not perform as expected, and transitions to outsourcing fulfillment and other operations may prove more difficult to manage as we grow.

We depend on a small management team
We rely primarily on the skill and experience of the co-founders and a small management team (see “Management Team”). If we are not able to call on one of these people for any reason, our growth and/or operations may be negatively impacted.

Popularity of the Company’s footwear products may not continue to grow
The Company’s recent growth is substantially attributable to increased sales of its footwear products, and the Company expects that sales of footwear products will constitute its principal business focus for the foreseeable future. The footwear industry is subject to rapidly changing customer demands, preferences and fashion trends, and the Company’s footwear products may not remain popular or the Company may fail to develop additional models that appeal to consumers. If that happens, the Company may experience, among other things, lower sales, loss of customers, excess inventories, inventory markdowns, and lower margins.

Seasonality of sales
The footwear industry generally is characterized by significant seasonality of sales depending on the type of footwear being sold. Due to the growth of the Company’s sales in the recent past, and its forecasted future expansion into new markets with new products, it is difficult for the Company to estimate the amount of seasonal variation in sales that it will have in the future. Further, extended periods of unusually cold weather during the spring or the summer or warm weather in the fall and winter could reduce demand for certain footwear being sold by the Company. Unexpected seasonal variations in sales could cause an adverse impact on the Company’s financial results.

The Company faces significant competition
The footwear industry is highly competitive, and the current popularity of lightweight performance footwear will likely attract increasing levels of competition. Some companies are offering products that are substantially similar in design and materials to the Company’s products. A number of the Company’s competitors have significantly greater financial resources, more comprehensive product lines, a broader market presence in retail outlets, a longer operating history, and stronger brand recognition. Other companies may try to copy the Company’s products. If the Company fails to compete successfully in the future, its sales and profits may decline.

The Class B Common Stock is non-voting; voting control is presently in the hands of one large stockholder
The Class B Common Stock we are offering is non-voting, so investors in this class of stock will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

Stockholders must consent to jurisdiction in Colorado and binding arbitration
Section 7 of the Subscription Agreement for this Offering requires investors mediate or arbitrate any dispute and to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. As a result, investors located outside the State of Colorado may have difficulty bringing any legal claim against us due to geographic limitations. In addition, any disputes relating to your investment in the Company will be subject to the results of binding arbitration, if mediation is not successful.

The Company’s website could be hacked
Hacks and/or data breaches could lead to material financial losses, reputational damage, and legal expenses. Credit card processors could refuse to do business with us if we were to receive a large number of chargebacks, which can be triggered by fraudulent use of stolen credit cards. We do not store credit card information and we do our best to safeguard our systems and assets, but we cannot guarantee that we will be able to successfully repel future attempts to defraud us or to hack into our customers’ data.

Our shoes are not approved medical devices
Our Company was born out of a trend for minimalist style footwear. Many people have experienced benefits from wearing minimalist shoes. Our shoes are not designed, marketed or approved to treat or cure any injury or condition, but some customers may believe otherwise because of widespread publicity about people’s experiences with barefoot running and/or minimalist shoes. Like all footwear, the Company’s products may not be suitable for every customer in light of each person’s particular expectations, needs, and limitations.

Reliance on third parties
The Company relies on third parties for manufacturing, fulfillment, marketing and other important business functions. Any disruption in the Company’s relationships with its third party vendors could impact the Company’s financial results. Further, any of the third party vendors may encounter difficulties that the Company does not now anticipate, such as work stoppages, natural disasters, capacity constraints, or labor law violations. The Company expects to continue to rely on third party vendors in the future, and may increase its reliance on them if necessary to support future growth.

The Company relies on a third-party logistics company
All of our products are stored and shipped by our third-party logistics provider, 3rd Party Fulfillment Services (3PF), in Denver, CO. If there was a catastrophic event that resulted in a shutdown of the warehouse facility or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates with 3PF, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfillment partner.

The Company relies on third- party manufacturers who are outside the United States
Our products and supplies are produced by, and purchased or procured from, independent manufacturing contractors currently located in China. A manufacturing contractor’s failure to ship products to the Company in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our overseas production, our business is subject to the following risks, among others:

-

political and economic instability, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

-	imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and various foreign countries;
-	imposition of increased duties, taxes and other charges on imports;
-	significant fluctuation of the value of the dollar against foreign currencies;
-	labor shortages in countries where contractors and suppliers are located;
-	a significant decrease in availability or an increase in the cost of raw materials;
-	restrictions on the transfer of funds to or from foreign countries;
-	disease, epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and increased scrutiny or
-	embargoing of goods produced in infected areas;
-	increases in the costs of fuel, travel and transportation;
-	increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Chinese Yuan;
-	higher labor costs being experienced by our foreign manufacturers in China; and
-	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If one or more of these risks limit or prevent us from selling or manufacturing our products in any significant international market, or prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business over time.

Fluctuations in the price, availability and quality of raw materials could cause delays and/or increased costs, negatively affecting operating results and our financial condition
Fluctuations in the price, availability and quality of raw materials used in our products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials we use may fluctuate significantly, depending on many factors. If prices increase, we may not be able to pass these costs on to our customers, due to our competitive price point. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

Potential impact of changes in the economic, legal, or business environment

Worldwide issues including, but not limited to, those of exchange rates, overall economic growth, tariffs, tax laws, transportation costs, privacy related restrictions on the handling of consumer information, political unrest, Brexit, war, nationalization, changes in the laws of foreign countries, restrictions on the transfer of funds, deterioration of infrastructure, nefarious activities of computer hackers, terrorism, natural disasters, and climate change may adversely affect the financial and operating performance of the Company.

We may not have adequate liquidity
To date, the Company has bootstrapped its growth using a combination of debt sources and has not yet accepted any equity financing. While the Company has five years of established history of on-time loan payments, it may not always be able to acquire new debt capital or extend maturity dates on its existing loans. Increases in interest rates may also impact the Company’s ability to use debt as a source of growth capital in the future. Changes in the economic environment or the Company’s performance may make it difficult to secure future working capital through any means.

There is no current market for the Company’s Common Stock
The Company is raising equity capital with a Regulation A+ Offering. There will be a limited number of holders of its equity Securities, and there will be restrictions on the sale or transfer of shares pursuant to right of first refusal provisions in the Subscription Agreement, making them highly illiquid. No registration rights are being offered at this time. The Securities offered are only appropriate for an investor who understands and accepts the nature of an illiquid equity investment in a private company. Investors should assume that they may not be able to liquidate their investment for some time, if at all, or pledge their shares as collateral.

We have not undergone an external valuation process
Due to the number of intangible factors impacting a small, privately held company, the Company has decided not to undergo a formal valuation process at this time. The stock price in this Offering is based on approximately 1.3x projected revenues for 2018. Future valuations and/or sales of stock may occur at a valuation that is lower than the one used for this Offering.

We could get sued
Equity crowdfunding regulations have only been in place since 2015. The regulations are still subject to interpretation and aspects have been untested by the courts. Allowing large numbers of people to invest means there is more risk of an unhappy person filing a questionable lawsuit against us. We are striving to comply with Federal crowdfunding laws and all other applicable regulations as accurately as we can, but there is always a risk we will unintentionally overlook, omit or misstate something that someone might get upset about.

Bottom line: Although we have been selling our products since 2009 and, excluding non-cash compensation, are EBITDA positive, there are still significant risks to investing with us. If you can’t afford to lose the money you are considering as an investment, please do not invest it with us.

DILUTION

Dilution means a reduction in value, control or earnings of the shares of Common Stock the Investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay more for the shares than the founders or earlier investors, which means that the cash value of your stake is diluted.

The Shares of both Class A Voting Common and Class B Non-Voting Common Stock will be sold in this Offering for $4.00 per share. Pursuant to its Amended and Restated Certificate of Incorporation, the Company has the authority to issue up to 20 million shares of Class A Voting Common Stock, up to 10 million shares of Class B Non-voting Common Stock, and up to 10 million shares of Preferred Stock. In 2010, 6 million Shares of Class A Common Stock were issued to Lena Phoenix for $56,246. No other shares of Class A or Class B Common Stock, are outstanding at this time. No shares of Preferred Stock have been sold or issued to anyone as of the date of this Offering Circular. The Company’s Employee Stock Ownership Plan authorizes up to 1,133,181 options to purchase Class A Voting Common Stock that may be granted to certain employees pursuant to the Company’s goals. To date, 315,000 options have been granted to one employee to purchase Class A Voting Common Stock at .83¢ per share. The price at which other options may be granted to purchase Class A Voting Common Stock will be determined as of the date of the grant of future options.

USE OF PROCEEDS TO ISSUER

Since there is no minimum Offering amount, after we pay the expenses of the Offering, currently estimated to be $150,000-$180,000, we plan to allocate proceeds of up to $3,000,000, if the Offering is fully subscribed, in the following order.

First $500,000

•	$300,000 - new products for Spring/Summer 2018 (capital costs and inventory)
•	$50,000 - new product marketing
•	$150,000 – add additional production and customer service staff, and expand our employee benefits plan

Between $500,000 and $3,000,000

•	10% - infrastructure build out, including upgrades to shopping cart and additional office space
•	15% - add additional customer service and operations staff; fill key marketing and technology positions, and adjust below market salaries closer to market rate as cash flow allows
•	25% - marketing
•	50% - new products and inventory expansion

The Company intends to use all proceeds from this Offering to grow the business. It has no plans to use proceeds towards the compensation of Officers or Directors. It also has no plans to use proceeds to discharge the current debt outlined in the Liquidity and Capital Resources section. If less expensive debt alternatives become available to the Company as a result of the Offering, a small portion of Offering proceeds may be used towards the costs of refinancing its current debt at lower rates.

The Company reserves the right to change the above use of proceeds if management believes it’s in the best interests of the Company.

DESCRIPTION OF BUSINESS

Company History

The Co-Founders started the business in 2009 with a website that sold product under the brand name Invisible Shoes. They incorporated the current Company in 2010 in the State of Delaware and rebranded the name to Xero Shoes®.

The Co-Founders have bootstrapped the Company since its inception, and have not yet accepted any outside equity financing.

The current business to consumer (“B2C”) online business model provides a solid foundation for future growth. The Company has developed a variety of online marketing programs with clearly identifiable and repeatable ROI results. With additional capital, the management team believes that it can more rapidly scale its online, B2C business through increased marketing activity, conversion optimization, and targeted affiliate marketing, as well as an expanded product line designed to increase average order values (AOV), as well as lifetime customer value (LTV).

Management also intends to use additional capital to support its growing retail (“B2B”) business by bringing in more inventory that can be sold in season to new store accounts, hiring additional staff to support these accounts, and expanding its presence at industry trade shows.

The Xero Shoes® Brand

The Company is committed to natural movement. Its shoes are built on a lightweight, flexible, and thin-but-durable outsole that allow more foot movement than many traditional shoes. The Company’s footwear is also versatile and can be used for a wide range of activities.

Xero Shoes® Customers

Xero Shoes® appeals to customers in a variety of segments. Its primary customer demographic is healthy, lifestyle-conscious men and women, ages 25-45, who enjoy outdoor and fitness activities, with higher than average income and education. The ages of our actual customer base, however, ranges from 4-92. Approximately 25% percent of our customers reside outside the US.

Marketing

The umbrella concept for the Company’s marketing efforts entails building an inspirational lifestyle brand and solidifying an engaged community around the Company and its products. Core customer engagement and interaction is high. Since the inception of Xero Shoes®, a majority of sales have been generated by word of mouth and online advertising. The Company plans to further identify, activate, and support brand evangelists, influencers, and Ambassadors with both online campaigns and in-person events.

Sales

Sales in 2015 and 2016 demonstrate the viability of Xero Shoes® in the physical retail store market. During this time, retail accounts reported successful sell-through of the product without point-of-sale material or marketing support from the Company. In early 2016, the Company hired a senior sales veteran to accelerate growth in the retail channel, build its commission-based retail sales rep team, create retail merchandising, and expand its presence at footwear and outdoor oriented trade shows to reach specialty retailers. The Company hired a business development veteran in early 2017 to additionally support these efforts.

In December 2013, Amazon.com approached the Company, reporting that users were already searching for Xero Shoes® on their platform. The Company sold product via Amazon’s Fulfillment by Amazon (FBA) program in 2014, but pulled product off Amazon in early 2015 when it became clear that demand on its own website would outstrip supply. With no prompting from the Company, Amazon paid to advertise the Company’s product on 3rd party websites such as Facebook. Gross sales on the Amazon FBA platform increased 1045% from 2015 to 2016 and accounted for 16% of Xero Shoes® total sales in 2016.

Core Products

Xero Shoes® are simple in concept and contain unique design features that the Company intends to leverage across all categories.

All shoes feature the Company’s exclusive FeelTrue® rubber – a synthetic rubber compound co-developed with former lead designers from Nike and Reebok specifically for natural movement footwear. The patented “dual-Chevron” tread design provides excellent grip and traction. FeelTrue® rubber is flexible, resistant to stretching and tearing, and highly abrasion resistant.

Hana/Lena
The Company’s first closed toe shoes, the Hana and Lena are canvas casual shoes built on a zero-drop, flexible, 5.5mm FeelTrue rubber base. The canvas upper has a wide toe box. A Men’s size 9 shoe weighs 8 ounces. The Hana is vegan-friendly with no animal products in the construction. The washable upper is lined with microfiber. A 2mm sock liner can be removed for a more minimal feel.

Prio
The Prio is a multi-purpose athletic shoe built on a zero-drop, flexible, 5.5mm FeelTrue rubber base. The synthetic upper has a wide toe box. A Men’s size 9 shoe weighs 8.6 ounces. The Prio is vegan-friendly with no animal products in the construction. A 3mm sock liner can be removed for a more minimal feel, and an extra 3mm liner included with each pair can be added for extra protection.

Z-Trail
At 6 ounces for a Men’s size nine sandal, the Z-Trail is a familiar sport sandal style, but with a lower profile. Custom-developed hardware allows simple tension adjustment. The polyester webbing is water resistant and fast-drying. The 10mm thick, zero-drop, tri-layer FeelLight™ sole is comprised of a BareFoam™ upper that offers cushioning, a TrailFoam™ midsole layer for structure and impact resistance, and inset FeelTrue® pads located at the abrasion points. The sole is flexible enough to allow for natural foot motion.

Z-Trek
At 6.8 ounces for a Men’s size nine and featuring a thinner sole than the Z-Trail, the Z-Trek sandal’s sole is made of 100% FeelTrue® rubber and is 5.5mm thick. The webbing and hardware are shared with the Z-Trail. The heel cup in the Z-Trek helps keep out debris and helps maintain proper foot position on the sole.

Venture
At 5.8 ounces for a men’s size nine sandal, The Venture uses the same 5.5mm FeelTrue® sole as the Z-Trek sandal, but with a patent-pending huarache style lacing system. The design includes a silicone reinforced nylon Achilles strap, and the same heel cup as the Z-Trek.

Cloud
At 4.4 ounces for a men’s size nine sandal, the Cloud is identical in outline to the Venture sandal, but 30% lighter with a soft, high-elastic BareFoam™ EVA forefoot bed for additional comfort and flexibility. It also uses the same patent-pending lacing system as the Venture. Cloud’s unique sole design is patented.

DIY (Do-It-Yourself) Sandal Kits
The FeelTrue® kit outsoles come in 11 sizes, two colors, and two styles: Connect, with a 4mm thick sole and Contact, with a 6mm sole. Customers select one of 22 lace colors and combine those with one of the sole colors. Sandals made with the 4mm kit can weigh as little as 2.5 ounces for a men’s size nine.

Custom Made Sandals
Xero offers custom-made sandals that are trimmed and laced to match a foot tracing that the purchaser sends to the Company.

Forthcoming Products
The Company has multiple new products in development, including lightweight boots and additional casual shoes for Fall/Winter 2017; a hybrid sandal, casual shoes and casual sandals for Spring/Summer 2018.

Competition

The athletic footwear industry is concentrated, with large brands that represent a significant portion of industry sales. Many brands are owned by large conglomerates that are active in other shoe types and a wide range of industries. The largest companies involved in athletic footwear include Nike, Inc., Sketchers, Adidas AG, V.F. Corporation, E. Land World, Ltd., Puma SE, ASICS, Ltd. New Balance Athletic Shoe Company, Inc. and Wolverine Worldwide, Inc.

Some of the companies listed above produce minimalist footwear which is designed to provide for a feel of the ground and to allow for more natural movement. Examples of competitor’s products include the Nike® Free, Merrell® M-Connect and Barefoot, Vibram FiveFingers®, VIVOBAREFOOT (Terra Plana) and Luna Sandals.

Competitive Positioning

Xero Shoes® enjoys a unique position. Key differentiators include:

•	Durability - the FeelTrue soles have a 5,000-mile sole warranty
•	Ultra-lightweight construction
•	Flexible soles that make Xero Shoes® and sandals easily packable, as well as allowing natural foot motion and ground feel while still offering protection for the foot
•	Versatility - the same product can be worn for action sports or casual use
•	Simple and secure lacing and tensioning systems that allow a personalized fit for comfort, including a patent-pending lacing system in the the Cloud and Venture sandals
•	Unique and elegant look on the foot that can be customized by the wearer
•	Design originating from the needs of its competitive athlete co-founder that is true to the heritage of Tarahumara huaraches sandals
•	Core product design that does not require a redesign each year
•	Competitive price point

Intellectual Property

FTWI has registered 14 trademarks and applied for 12 additional marks in the US and internationally. There is no guarantee that these additional marks will be registered. Successful registrations to date include Australia, Canada, Japan, South Korea, South Africa and Singapore. The Company has 113 registered domain names.

The Company holds 2 design patents covering its tread design and Cloud sole. A utility patent is pending for its unique huarache-style lacing system.

Manufacturing

The Company has developed its own unique footwear designs and has these designs manufactured in China. It has a contract for this manufacturing with an established, respected, US-based agent with over 27 years of manufacturing experience in Asia. The Company submits a purchase order for finished goods to the agent, and the agent is responsible for all facets of production. The Company purchases shoe components as well as ready-to-wear footwear, however, these components are resold without modification to end users who make their own shoes from them, so these components are finished for resale when the Company acquires them.

Upon completion of production, the Company pays the agent for the finished goods, accepting ownership of all inventory and all fully associated risk and reward, establishing the Company as a principal for accounting purposes.

International Distribution

To best serve the global customer base, the Company intends to engage select international distributors in 2017 and beyond. It currently has distribution partners in Japan and Australia that will be selling products in 2017, along with an independent retailer in the UK who sells products through www.Xeroshoes.co.UK.

DESCRIPTION OF PROPERTY

The Company operates out of a leased, 7,300 sq. ft. facility in a corporate office park in Broomfield, Colorado, which contains offices for the management team and staff (12 employees), a warehousing area, and storage. The facility is leased through December of 2019.

We own no significant plant or equipment in the US aside from staff computers and inventory. Our main capital asset is our steel footwear production molds, which are stored in China.

All of our production is done by third-party suppliers that operate in China. We purchase our products from an independent manufacturing agent. We do not own or operate any production facilities, though we do make custom sandals at our Broomfield location.

Warehousing of finished product is done by our third-party logistics provider, 3rd Party Fulfillment Services (3PF), at their warehouse and office facilities in Denver, CO. All outbound orders are processed at the 3PF facility, and all returns are processed at the Company headquarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Projections

Based on the Company’s best understanding of sales trends, new product launches and market conditions, projections for 2017 and 2018 are listed below. These projections are based on the following assumptions:

Management expects its well-tested online channel to continue to grow at a steady pace. Gross sales in this channel (which includes Amazon FBA) increased 83% in 2015 and 87% in 2016 despite the Company’s small number of styles, low price points, limited seasonal sales, and modest marketing budget. The Company believes that the combination of line expansion into higher cost, year-round products, increased marketing spend, and growing brand awareness will make its growth targets of 101% for 2017 and 115% for 2018 in this channel achievable.

Management also expects significant growth in the B2B channel through adoption of Xero Shoes® by both key accounts and independent retailers. In 2016, the Company’s wholesale channel sold product in 61 retail accounts (doors), with average sales of $5,280 per door. Expanding the product line from sandals only to include year-round closed footwear is expected to double this number. The Company’s addition of new inside sales staff will help it better service existing accounts to increase their sales, as well as open new accounts. Based on these numbers, the Company can meet its projected 2017 wholesale target with a total of 200 total accounts. For 2018, the Company anticipates a 20% increase in sales per door through the addition of new products at higher price points and increased brand awareness. Adoption by national key accounts with which the Company is currently in discussion is believed to make its 2018 projection target of 876 doors reasonable.

Management has projected its future operating expenses by comparison to the actual expenditures incurred by public companies in the footwear industry. Based on these comparsions, the Company’s product margins are in line with industry standards. The Company expects its EBITDA margins to remain at or better than industry averages due to the high margins provided by its strong online business as well as the Company’s commitment to efficient expense management.

Though management has used its current best understandings and practices to develop these projections, please remember that these are estimates of potential future revenue and income. There is no guarantee the Company will achieve these projections within the stated time frame or at all.

	2017	2018
Revenue
Online Sales	4,393,622	9,446,285
Sales to Int. Distributors	537,549	806,324
Sales to Retailers	2,116,286	11,110,502
Total Sales	7,047,457	21,363,111
- Sales Growth %	159%	203.1%
Gross Profit
Cost of Goods Sold	3,275,310	10,160,136
Gross Profit	3,772,147	11,202,975
- Gross Profit %	53.5%	52.4%
Operating Expenses
Sales & Marketing	1,166,114	2,135,380
Research & Development	103,000	320,307
Operations	121,216	1,067,690
General & Administrative	1,090,050	2,775,993
Total	2,480,380	6,299,370

EBITDA	1,291,767	4,894,289
- EBITDA Margin %	18.3%	22.9%
Depreciation	76,912	79,940
Amortization	3,540	3,545
Earnings Before Taxes	967,848	4,548,065

Taxes	430,971	1,773,745
Net Income	536,877	2,774,320

Current Operating Results

Gross revenue for 2014 was $772,382. In 2015, gross revenue was $1,427,521, an increase of 84.8% . This increase in sales was driven by the launch of a new product that was higher in price and appealed to new consumers in the outdoor segment, as well as from receiving larger orders in the distributor and wholesale channels.

Gross margins for 2014 were 56.9% and were 52.2% in 2015. This slight decrease in gross margins is a result of a higher percentage of sales coming from the distributor and wholesale segments. The Company sets pricing based on keystone margins, with product margins in the wholesale/distribution channel ranging from 43-57% and in the direct-to-consumer channel from 74-87%.

The Company experienced a loss from operations for 2014 of $153,401. This loss was driven by a delay in production that limited the Company’s sales window for 2014.

In 2015, income from operations was $102,175, with an EBITDA margin of 9.3% . The Company was able to increase its profitability during this time by selling higher priced products, having more inventory on hand to sell, and receiving the full benefit of existing overhead expenses. It was also profitable despite a one-time write down of early versions of inventory that no longer reflected the current state of the brand.

Non-audited statements for 2016 show the Company’s sales continuing to grow, with $1,323,181 in sales for the six months ending June 30, 2016. Total revenue for 2016 is currently estimated to be $2,732,000.

Although the Company’s EBITDA margin, after excluding non-cash compensation expense, is growing, the audited annual financial statements for 2016 may show a book loss due to accounting rules that require the Company to record as an expense the value of a non-cash stock option grant given to key employee Dennis Driscoll in May of 2016. The Company expects to know the full impact of this option grant on its 2016 profitability after a valuation assessment is completed pursuant to GAAP. The Company granted options to Mr. Driscoll in May of 2016 after 45 months of service to the Company at a pay rate that was substantially below market for a shoe industry veteran with his decades of experience. The Company considers this grant a unique event and does not plan to issue any further employee stock option grants of this size. Though it has established an Employee Stock Option Plan and reserved additional shares for this plan listed in the Securities Offered section, it has no current plans or agreements to issue any stock option grants during the course of this offering.

Excluding the above non-cash compensation from this unique event, the Company’s EBITDA margin for 2017 is currently estimated to be 10% .. The Company is referencing this number for comparison purposes, but maintains one set of financial statements prepared in accordance with GAAP and manages its business based on these GAAP financial statements.

Management expects to continue the trend of increased sales through:

-Continued expansion of the product line. The Company has established a brand identity around its flexible, durable sole that it is adapting for multiple lines of new products, including closed-toe shoes and boots in both athletic and casual styles. Closed-toe shoes are also allowing the Company to shift from primarily spring/summer sales to year-round sales.

-Additional product price points. The Company’s products currently range in price from a $25 sandal kit to a $90 closed-toe shoe. New performance and leather products will provide more products at multiple price levels for our customers, including over $100. Ancillary products, including branded clothing, are planned to support increased Average Order Value (AOV).

-Continued online customer acquisition. The Company built its 75,000+ customer base primarily through organic search, word of mouth, and an appearance on Shark Tank in 2013. Its existing customers provide an immediate audience for any new product launch. Marketing plans include continued cultivation of these existing customers and their word-of-mouth referrals, grass-roots marketing campaigns, and targeted paid customer acquisition. New customers have been acquired via paid advertising for $12-$18 apiece.

-Greater expansion into the wholesale and distribution channels. Line growth from sandals to multiple footwear styles has increased the desirability of the Company’s products for brick and mortar stores. The Company has recently hired a VP of Sales and Marketing with established key account relationships to grow this type of account. Due to the sheer size of this channel, this is where Management expects the greatest growth potential to be in the immediate future.

The Company’s operating expenses consist of payroll, product development, sales and marketing costs (including trade shows and online advertising), and general and administrative expense (including rent, insurance, accounting and legal fees). As part of this Regulation A Offering of Common Shares, the Company is required to file semi-annual and annual reports with the SEC, as well as current event updates, going forward.

Outside of inventory and fulfillment costs, the Company’s largest expenses are payroll and sales and marketing. The 84.9% sales increase between 2014 and 2015 was achieved with an 8.1% increase in payroll and a 3.1% increase in sales and marketing. Both expense categories will grow at a significantly faster pace in 2016 as the Company invests in customer acquisition, trade shows and staffing infrastructure. Additional sales and marketing will also be focused on ROI-proven targeted advertising. Planned staff hires include additional operations, production and technology staff, as well as inside sales and customer service team members.

Liquidity and Capital Resources

Excluding non cash-compensation, the Company had positive EBITDA margins in 2015 and 2016, and projects that it will continue to have positive EBITDA margins the foreseeable future. It has not yet taken outside equity financing. The Company has used debt to help it grow, using this debt primarily to invest in the production molds required for new products, to increase the amount of inventory on hand to sell, to bring in inventory for new styles, and for working capital. In 2016, it used funds from its Newtek and Mettle loans to bring in two new styles of shoe and spend $95,000 on production molds.

The Company’s current debt consists of:

Loan from Newtek Small Business Finance
The Company obtained a $519,000 SBA loan from Newtek with an interest rate of prime +2.75% in September of 2014. The loan is fully amortized over 10 years.

Loan from Mettle Ventures, LLC
The Company obtained a $600,000 interest-only line of credit from Mettle Ventures in November of 2015. The interest rate is 14% and the Company pays monthly, interest-only payments on the outstanding balance. Though the initial due date on this line of credit was April of 2017 and this balloon payment is reflected in the June 30, 2016 interim financial statements, this line of credit was amended after June 30, 2016 to extend the due date to April 25, 2019, when it is due in full. As of June 30, 2016, the balance on this line of credit was $400,000, with $200,000 in available liquidity.

Loan from Genlink Capital, LLC
The Company received a $900,000 loan from Genlink capital in November of 2016. The interest rate is 14% and the Company pays monthly, interest only, payments on the outstanding balance. This loan also has a due date of April 25, 2019, at which time it is due in full.

Miscellaneous Financing
The Company utilizes other financing tools on a revolving basis, including:

-$35,000 US Bank line of credit; interest rate of 7.5% as of 6/30/16
-$25,000 US Bank credit card; 0% interest rate as of 6/30/16

-$39,500 Chase credit card; 11.24% interest rate as of 6/30/16
-$28,000 Chase credit card; 7.49% interest rate as of 6/30/16
-$35,000 Chase credit card; 7.24% % interest rate as of 6/30/16

The balance on these miscellaneous financing sources was $83,590 as of 6/30/16, with approximately $75,000 in available liquidity as of that date. Monthly payments are made on these balances.

The balances on the Company’s debt tend to increase in the winter and summer as it purchases and stores inventory for the coming selling season. Throughout 2014, 2015 and 2016, the Company found that it sold out of certain key models and styles during the early and high season, limiting overall sales and, in particular, sales to wholesale accounts which required in-season fill in of initial orders. To take advantage of the entire online selling season and ensure successful expansion into the wholesale channel, the Company has chosen to increase the advance purchase of inventory relative to sales as liquidity permits it to do so, resulting in fluctuations in inventory measures. Because the Company’s shoes are designed to be perennial, styles do not need to be automatically closed out at the end of a season, though the Company’s list of 75,000+ dedicated customers enables it to do so if a reason arises.

As the Company grows, it anticipates receiving pre-book orders from key accounts, enabling it to better forecast its in-season inventory requirements. Larger accounts will also enable the Company to schedule multiple productions in season due to the increased ability to meet product minimums. In anticipation of new key accounts, the Company has prepared relationships with purchase order and accounts receivable financing companies who can provide financing for large orders from accounts with good credit.

As of June 30, 2016, the Company has a total of approximately $275,000 in available credit from existing debt sources. As of December 31, 2016, available liquidity from these sources had increased to approximately $420,000. It has an established history of fulfilling all of its loan obligations on time.

The Company plans to continue using free cash from operation and debt financing to facilitate its growth. It is not dependent upon the proceeds of this Offering to continue operations, but anticipates that a successful Offering will reduce the Company’s need to raise future debt capital to continue its expansion into new product lines.

Trend Information

Excluding non-cash compensation, the Company is currently experiencing positive EBITDA margins and expects to reach EBITDA margins in the 20%+ range by 2018. Sales are projected to continue to increase, with the largest growth potential in the wholesale/distribution markets. Though product margins are expected to decline as wholesale/distributor sales increase, overall sales growth, combined with the Company’s robust direct-to-consumer online store, show the ability to maintain 20+% EBITDA margins indefinitely.

Seven years of experience have taught management key lessons for building the brand and maintaining its DNA as its product line grows. A recession-era start and an operating history funded by debt have established management’s commitment to measured spending and carefully considered product line expansion.

Net income is currently impacted by the high cost of some of the Company’s existing debt, but net income is projected to increase as higher sales provide access to conventional lenders (such as banks) which offer lower interest rates. Management anticipates being able to fund its growth out of cash flow within three to five years.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Board Role & Term of Office**
Steven Sashen*	Chief Executive Officer	54	Indefinite, appointed December 2010
Lena Phoenix*	Chief Operations Officer and Chief Financial Officer	48	Indefinite, appointed December 2010
Dennis Driscoll	Chief Product Officer	67	Hired 9/2012; contracted through March 25, 2019
Emilio Torres	VP, Sales & Marketing	48	Hired 4/2016; employment at will
Suze Bragg	VP, Business & Investor Relations	47	Hired 8/2016; employment at will
Melissa Page	Business Development Director	49	Hired 1/2017; employment at will

* Steven Sashen and Lena Phoenix are married.

** In August of 2014, John McCarvel signed a term sheet to invest in the Company and join its Board of Directors. Due to changes in Mr. McCarvel’s availability, this investment was not completed and there are currently no plans to have Mr. McCarvel join the Company’s Board.

Steven Sashen, 54, Co-founder/CEO/Board Member. Steven the Company’s strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over 2 million views and helped establish the brand’s authenticity and personality. He is a Masters All-American sprinter. Steven has a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, 48, Co-founder/COO/CFO/Board Member/Board Chairwoman. Lena oversees financial strategy, human resources and operations. A fourth-generation entrepreneur, she previously founded and sold a mortgage company, Preferred Capital, LLC. Since that sale, she has served as President of a management, internet marketing and publishing company, and managed operations for a housing cooperative. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Dennis Driscoll, 67, Chief Product Officer. Dennis was previously the Global Design Director for Crocs, a billion dollar per year public footwear corporation, where he managed all of the new product designers. Dennis was one of four founders of Avia Athletic Footwear, which grew to $500 million in revenue and was acquired by Reebok. He has held senior positions at Converse, Wilson Sporting Goods, Doc Martens Footwear, and Osaga Athletic Footwear.

Emilio Torres, 48, VP, Sales & Marketing. Emilio previously served as Director of Sales Operations at Crocs, where he started as the 18th employee. He was a key player in building out that company’s sales, marketing and customer service teams to help grow Crocs’ domestic sales from $2 million to $625 million. Before Crocs, Emilio owned and operated Oilme Bikes & Boards, which he grew from start-up to $1.5 million in revenue with global reach via a world-class, international professional cycling team. Most recently, Emilio founded “The Association of Slackline Professionals,” through which he has helped grow the sport by creating an interactive half-time show in the 2012 Super Bowl featuring Madonna.

Suze Bragg, 47, VP, Business & Investor Relations. Suze joined Xero Shoes® after serving as the Operations Officer and the Board Treasurer for Food Rescue Alliance. Prior to this, she held positions as the chief strategist for a financial firm, operations and compliance director for a nonprofit climbing organization, and marketing & community relations for Whole Foods Market. Suze was on the first Internet Project Office team at IBM, created the first digital marketing roles at Sealy Posturepedic and at Reed Elsevier in the Reed Business Retail Group, plus held senior marketing positions for successful tech startups. Suze has completed Master’s certificates at George Washington University and Duke University, and holds a Bachelor Degree from Appalachian State University.

Melissa Page, 49, Business Development Director. Melissa has more than twenty years of experience in big brand management. Most recently, she served as Director of Retail and Operations for the Henley Vaporiums in New York City. Her reach within Henley extended from product development and placement to store design and build out to retail marketing and staff management. Previously, Melissa has played a leadership role in helping to establish and grow the retail and wholesale businesses for J. Crew, Levi Strauss, Hawaiian Tropic and Wenger - Maker of the Genuine Swiss Army Knife. She holds a BA from Boston University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2016 estimated compensation for our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other composition ($) – stock options, etc.	Total compensation ($)
Steven Sashen	CEO	$66,884	n/a	$66,735
Lena Phoenix	COO/CFO	$66,884	n/a	$66,735
Dennis Driscoll	Chief Product Officer	$53,817	315,000 stock options*	$56,165

*Dennis Driscoll was granted 315,000 fully vested stock options at a strike price of $.83 per share in May of 2016. He has not yet exercised any of these options We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class*	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 100 Technology Drive, Suite 315, Broomfield, CO 80021	6,000,000 shares held directly.		100%

*Class B Common Stock and Preferred Stock – No shares of Class B Non-Voting Common Stock or Preferred Stock are outstanding as of the date of this Offering Circular.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

J4J Branding, LLC, a Company owned by Vice President of Sales, Emilio Torres, is an independent retailer of Xero Shoes®. J4J Branding purchases product from the Company at the Company’s standard wholesale price of 50% off of MSRP and sells them at events and through shopping mall & other kiosks. J4J Branding began these purchases in April of 2016 and purchased $17,161 worth of product during 2016.

SECURITIES BEING OFFERED

General

The Company is offering Class A Voting Common Stock and Class B Non-Voting Common Stock to investors in this Offering, depending upon the amount of the investment the Investor desires to make.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, copies of which have been filed as Exhibits to the Form 1-A Offering Statement. Please review these documents for a complete description of our capital stock, as well as applicable provisions of the Delaware General Corporation Law.

Our authorized capital stock consists of 30,000,000 shares of Common Stock, $0.0001 par value per share, of which 20,000,000 shares are Class A Voting Common Stock and 10,000,000 shares are Class B Non-Voting Stock. 10,000,000 Shares of Preferred Stock are also authorized, but none has been issued to date.

The Company will sell up to 500,000 shares of Class A Voting Common Stock and up to 250,000 shares of Class B Non-Voting Common Stock in this Offering for $4.00 per share.

Dividend Rights

The payment of dividends, if any, in the future is at the discretion of the Board of Directors and will depend on, among other things, earnings, capital requirements, and financial condition, as well as other relevant factors. The Company has not paid dividends and does not anticipate paying dividends in the near future as it intends to follow the policy of using retaining earnings, if any, to finance the development and expansion of the business.

Voting Rights

The 250,000 shares of Class B Non-Voting Common Stock do not have any voting rights except as required under law. Generally, this means that the holders of the Class B Non-Voting Common Stock may vote if any proposed amendments to the powers, preferences or special rights of the Class B Non-Voting Common Stock would affect them adversely, but will not adversely affect the holders of other classes of Common Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of both classes of Common Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The Company is offering up to 500,000 shares of Class A Voting Common Stock, and up to 250,000 shares of Class B Non-Voting Common Stock, each for $4.00 per share. Subscriptions of less than $10,000 will be only for Class B Non-voting Common Stock. No existing security holders are selling shares as a part of this offering.

The Company is not paying commissions to a placement agent or discounts to an underwriter or broker in most states. If the Company chooses to retain a broker in any states, the total cost of commissions is not expected to exceed $30,000. Excluding any commissions, the Company expects to pay an estimated $150,000 in filing, legal, accounting, advertising, portal, escrow, transfer agent and other administrative expenses related to this Offering.

The Company plans to market this Offering primarily through digital and telephone communications with its existing list of 75,000 customers. The Company will also be promoting the Offering through public relations and social media advertising. The anticipated costs of promotion are included in the Company’s estimated total expenses set forth above.

Investor’s Tender of Funds

After the Offering has been qualified by the SEC, the Company will review Subscriptions and accept funds to purchase the Common Stock offered. Investors will be required to subscribe to the Offering pursuant to the terms of the Subscription Agreement and agree to the terms of the Subscription Agreement online (a copy of which has been filed as an Exhibit to the Offering Statement on Form 1-A). The Subscription Agreement requires a representation by each Investor that, if the Investor is not an “Accredited Investor” under securities law, Investor is investing an amount that does not exceed the greater of 10% of Investor’s annual income or 10% of Investor’s net worth (excluding Investor’s principal residence.) In addition, Investors will be required to offer the Company a first right to repurchase its shares pursuant to the terms of any bona fide offer from a third party after its Subscription has been accepted.

The Company will review the Subscription after funds are tendered and accept or reject, in its sole discretion, within 30 days of each Subscription. Funds from accepted Subscriptions will be made available to the Company immediately. Funds from rejected Subscriptions will be returned to the Subscriber within 30 days following notice of rejection.

Feel The World, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2015 and 2014

FEEL THE WORLD, INC.

To the Board of Directors of
Feel The World, Inc.
Broomfield, CO

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Feel The World, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

25

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feel The World, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado
November 18, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FEEL THE WORLD, INC.
BALANCE SHEETS
For the years ended December 31, 2015 and 2014

	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$337,421	$347,839
Inventory assets	61,166	116,702
Inventory in transit	399,982	0
Collateral deposit	75,193	75,000
Prepaid expenses	6,655	7,073
Total Current Assets	880,417	546,614
Non-Current Assets:
Property and equipment, net	87,851	52,616
Deferred tax asset	165,906	0
Intangible assets	8,933	8,933
Deposits	3,500	5,200
Total Non-Current Assets	266,190	66,749
TOTAL ASSETS	$1,146,607	$613,363

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities
Accounts payable	$25,162	$8,098
Accrued expenses	12,333	11,814
Customer deposits	82,223	17,495
Related party advances	75,581	91,256
Deferred lease payable, current portion	2,011	0
Term loan (SBA), current portion	42,515	37,558
Total Current Liabilities	239,825	166,221
Long-Term Liabilities
Deferred lease payable, net of current portion	4,414	0
Deferred tax liability	21,135	0
Line of credit	600,000	300,000
Term loan (SBA), net of current portion	409,535	452,050
Total Long-Term Liabilities	1,035,084	752,050
TOTAL LIABILITIES	$1,274,909	$918,271

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
BALANCE SHEETS
For the years ended December 31, 2015 and 2014

Stockholders’ Equity (Deficiency)
Preferred stock, $0.0001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of each December 31, 2015 and 2014.	0	0
Common stock, $0.0001 par, 10,000,000 shares authorized, 6,000,000 shares issued and outstanding as of each December 31, 2015 and 2014.	600	600

Additional paid-in capital	55,646	55,646

Accumulated deficit	(184,548)	(361,154)

Total Stockholders’ Equity (Deficiency)	(128,302)	(304,908)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$1,146,607	$613,363

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2015 and 2014

	2015	2014

Net revenues	$1,427,521	$772,382
Cost of goods sold	681,936	333,041
Gross Profit	745,585	439,341

Operating Expenses:
General & administrative	414,389	416,380
Sales & marketing	154,586	149,462
Research & development	40,506	25,780
Operations	33,929	1,120
Total Operating Expenses	643,410	592,742

Income / (Loss) from Operations	102,175	(153,401)

Other Income / (Expense):
Interest income	193	0
Interest expense	(70,533)	(58,008)
Total Other Income / (Expense)	(70,340)	(58,008)

Income / (Loss) Before Income Tax	31,835	(211,409)

Income Tax Benefit	144,771	0

Net Income / (Loss)	$176,606	$(211,409)

Weighted-average vested common shares outstanding
-Basic and Diluted	6,000,000	6,000,000
Net loss per common share
-Basic and Diluted	$0.03	$(0.04)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2015 and 2014

	Preferred Stock		Common Stock
	Number of		Number of		Additional Paid-		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	In Capital	Accumulated Deficit	(Deficiency)

Balance at January 1, 2014	-	$-	6,000,000	$600	55,646	$(149,745)	$(93,499)

Net loss	-	-	-	-	-	(211,409)	(211,409)

Balance at December 31,2014	-	-	6,000,000	600	55,646	(361,154)	(304,908)

Net loss	-	-	-	-	-	176,606	176,606

Balance at December 31, 2015	-	$-	6,000,000	$600	$55,646	(184,548)	$(128,302)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CASH FLOW
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities
Net Income/(Loss)	$176,606	$(211,409)
Adjustments to reconcile net income/(loss) to net cash
Depreciation and Amortization	34,658	21,659
Income Tax Benefit	(144,771)	-
Changes in operating assets and liabilities
(Increase)/Decrease in inventory	(344,446)	(1,774)
(Increase)/Decrease in collateral deposit	(193)	(75,000)
(Increase)/Decrease in prepaid expense	418	(3,587)
(Increase)/Decrease in deposits	1,700	(3,500)
(Increase)/Decrease in accounts payable	16,793	(845)
(Increase)/Decrease in accrued expenses	627	(1,360)
(Increase)/Decrease in customer deposits	64,728	17,495
(Increase)/Decrease in sales tax liability	163	(68)
Net Cash Used in Operating Activities	(193,717)	(258,389)

Cash Flows From Investing Activities
Cash paid for property and equipment	(69,893)	(44,440)
Net Cash Used in Investing Activities	(69,893)	(44,440)

Cash Flows From Financing Activities
Advances/(repayments) from related parties, net	(15,675)	38,685
Proceeds from deferred lease payable	6,425	-
Proceeds from line of credit	300,000	300,000
Proceeds from issuance of term loan	-	519,000
Net principle payments on term loans	(37,558)	(489,312)
Net Cash Provided by Financing Activities	253,192	371,373

Net Change in Cash	(10,418)	68,544

Cash at Beginning of Period	347,839	279,295
Cash at End of Period	$337,421	$347,839

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2015 and 2014, the Company’s cash balances exceeded FDIC insured limits by $87,368 and $97,787, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2015 and 2014 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable or associated allowances on such as of December 31, 2015 and 2014.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2015 and 2014 consist of footwear manufacturing assets and equipment assets with 3-7 year lives. Capital assets as of December 31, 2015 and 2014 are as follows:

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

	2015	2014
Footwear molds	$170,687	$130,494
Footwear lasts	2,700	-
Furniture and Equipment	3,596	3,596
	176,983	107,090
Accumulated Depreciation	(89,132)	(54,474)
Property and Equipment, Net	$87,851	$52,616
Depreciation Expense	$34,658	$21,659

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in Colorado and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to wholesale customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of December 31, 2015 and 2014, the Company had merchant account fees of $33,991 and $15,514, respectively.

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. There are no dilutive items outstanding as of December 31, 2015 and 2014, and therefore basic and diluted earnings per share are the same for each period presented.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock

The Company authorized 10,000,000 shares of common stock and 5,000,000 shares of preferred stock at $0.0001 par value as of each December 31, 2015 and 2014. As of each December 31, 2015 and 2014, 6,000,000 shares of common stock were issued and outstanding, and zero shares of preferred stock were issued and outstanding.

NOTE 4: LONG-TERM BUSINESS LOANS

On August 25, 2011, the Company entered into a loan agreement with Mettle Ventures, LLC in the amount of $300,000 bearing interest of 13%. Interest expense for this loan totaling $19,252 was recorded for the year ended December 31, 2014. This loan was paid off on September 5, 2014 in the amount of $212,708 in the loan disbursement from Newtek Small Business Finance.

On December 9, 2013, the Company entered into a loan agreement with Mettle Ventures XS, LLC in the amount of $250,000 bearing interest of 14%. Interest expense on this loan totaling $23,302 was recorded for the year ended December 31, 2014. This loan was paid off on September 5, 2014 in the amount of $253,452 in the loan disbursement from Newtek Small Business Finance.

On November 12, 2014, the Company entered into a new open line of credit agreement with Mettle Ventures, LLC in the amount of $300,000 bearing interest of 14%. Interest expense of $921 was recorded for this loan during the year ended December 31, 2014.

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

On November 2, 2015, the Company increased the loan amount with Mettle Ventures, LLC to $600,000, amending and restating in its entirety the original credit agreement dated November 12, 2014, bearing interest of 14%, with a balloon maturity date of April 30, 2017 when all principal comes due. This loan requires monthly payments of interest, and includes a provision that the monthly interest payment is the greater amount of actual interest or $4,667. Interest expense of $34,358 was recorded for the year ended December 31, 2015. In October of 2016, Mettle Ventures, LLC and the Company agreed to extend the maturity date of this loan to April 25, 2019, and to remove the minimum balance and minimum interest payment provision.

On September 5, 2014, the Company entered into a 10-year term loan agreement with Newtek Small Business Finance in the amount of $519,000 bearing interest of prime rate plus 2.75% (6.25% and 6.00% as of December 31, 2015 and 2014, respectively), with a required monthly principal and interest payment of $5,797. This loan required a $75,000 collateral deposit from the Company and has a maturity date of July 31, 2024. Interest expense on this note was $29,669 and $7,753 for the years ended December 31, 2015 and 2014, respectively. The unpaid principal balance was $472,686 and $512,580 as of December 31, 2015 and 2014, respectively, where the carrying balance of the balance sheet is reduced by unamortized loan fees.

Future minimum debt payments (net of loan fee amortization) under the Company’s outstanding loans are as follows as of December 31, 2015:

2016	$42,515
2017	645,250
2018	48,160
2019	51,258
2020	54,555
Thereafter	210,312
Total	$1,052,050

NOTE 5: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred Tax Assets
Net operating loss carryforwards	$130,477	$137,033
Cash to accrual differences	6,821	2,459
Charitable contribution carryforward	7,518	7,105
R&D credit carryforward	6,886	-
Intangibles	14,204	15,956
Deferred Tax Liabilities
Property and Equipment	(21,135)	(12,327)
Deferred Tax Asset	144,771	150,226
Valuation allowance	-	(150,226)
Deference Tax Assets, Net	$144,771	$-

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

For the year ended December 31, 2014, the Company recorded a deferred income tax benefit, but, because it has incurred taxable losses for several years, the full amount was offset by a valuation allowance. However, for the year ended December 31, 2015, the Company reversed the valuation allowance to its deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, the valuation allowance was released.

As of December 31, 2015 and 2014, the Company has a contribution carryover of $20,287 and $19,173, as well as research and development credits of $6,886 and $0. The Company’s net operating loss carryforward as of December 31, 2015 and 2014 was $352,111 and $369,802 from tax years 2011-2014, which will begin to expire in varying amounts in 2031.

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of December 31, 2015:

Federal Income tax rate	34%
State Income tax rate, net of federal benefit	3%
Research and Development credits	-22%
Other	2%
Change in Valuation Allowance	-472%
Effective Income Tax Rate	-455%

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 6: LEASE OBLIGATIONS

Effective October 2014, the Company entered into a lease agreement for office space. The lease term commenced January 1, 2015 and expires after 38 months, on February 28, 2018. Monthly lease obligations under the agreement are base rent starting at $2,720 per month plus $1,133 per month in operating expenses, with the first payment due March 1, 2015. The operating expenses are adjusted by the landlord from time to time. The base rent is contractually escalated to $2,843 per month beginning March 1, 2016 and to $2,967 per month beginning March 1, 2017. A $3,500 deposit was paid at the commencement of the lease. The lease agreement provided for a two-month rent credit for the months January and February of 2015. Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2015	$27,450	$11,331	$38,781
2016	31,155	15,382	46,537
2017	35,357	17,010	52,367
2018	5,934	2,835	8,769
Total	$99,896	$46,558	$146,454

Total rent expense for the years ended December 31, 2015 and 2014 was $45,599 and $18,768, respectively.

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of December 31, 2015 and 2014 were $75,581 and $91,256, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In November 2015, the FASB issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non- current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt this guidance as of December 31, 2014 and to apply it prospectively.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

2016 Employee Stock Incentive Plan

In May 2016, Company implemented a Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of common stock for issuance under the Plan. To date, the Company has granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer.

Genlink Capital Inventory Loan

The Company is in process of negotiating a loan agreement with Genlink Capital for use in purchasing inventory, with a proposed closing date of November 2016. The proposed loan is a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due on the April 2019 maturity date

See accompanying Independent Auditor’s Report

FEEL THE WORLD, INC.
NOTES OF STATEMENTS
For the years ended December 31, 2015 and 2014

Amended and Restated Articles of Incorporation

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock. The Amended Articles authorized 20,000,000 shares of Class A Voting Common Stock; 10,000,000 shares of Class B Non-Voting Common Stock; and 10,000,000 shares of Preferred Stock.

Management’s Evaluation

Management has evaluated subsequent events through November 18, 2016 the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

Feel The World, Inc.
A Delaware Corporation

Financial Statements, Unaudited

June 30, 2016 and 2015

FEEL THE WORLD, INC.

FEEL THE WORLD, INC.
BALANCE STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

	Jan-June 2016	Jan-June 2015
ASSETS
Current Assets:
Cash and cash equivalents	$220,688	$189,420
Accounts receivable	51,217	(14,306)
Inventory Assets	483,253	191,491
Collateral deposit	75,256	75,067
Prepaid expenses	0	(277)
Total Current Assets	830,413	441,395

Non-Current Assets:
Property and equipment, net	99,862	48,737
Deferred Tax Asset	100,977	0
Intangible assets	8,933	8,933
Deposits	3,500	3,450
Total Non-Current Assets	213,270	61,120

TOTAL ASSETS	1,043,683	502,514

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	45,909	677
Term Loan (SBA), current portion	34,782	37,558
Deferred lease payable, current portion	2,011	0
Accrued expenses	16,337	3,742
Customer deposits	25,037	0
Related party advances	38,578	57,457
Total Current Liabilities	162,655	99,435
Long-Term Liabilities:
Deferred Lease Payable	4,414	0
Deferred Tax Liability	29,120	0
Line of Credit	400,000	75,000
Term loan, SBA	396,709	432,401
Total Long-Term Liabilities	830,243	507,401
Total Liabilities	$992,898	$606,837

FEEL THE WORLD, INC.
BALANCE STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

Stockholders' Equity (Deficiency):
Preferred stock, $0.0001 par, 5,000,000 shares authorized 0 shares issued and outstanding as of each June 30, 2016 and 2015.	$0	$0

Common stock, $0.0001 par, 10,000,000 shares authorized, 6,000,000 shares issued and outstanding as of each June 30, 2016 and 2015.	600	600

Additional paid-in capital	106,046	55,646
Retained Earnings/(Accumulated Deficit)	(55,861)	(160,568)
Total Stockholders' Equity (Deficiency)	50,785	(104,323)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,043,683	$502,514

FEEL THE WORLD, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

	Jan-June 2016	Jan-June 2015

Net revenues	$1,323,181	$909,731
Cost of goods sold	522,097	382,341
Gross Profit	801,084	527,390

Operating Expenses:
General & administrative	335,228	191,457
Operations	6,086	19,611
Research & development	28,392	14,198
Sales & Marketing	173,224	65,603
Total Operating Expenses	542,930	290,869

Income from Operations	258,154	236,521

Other Income/(Expense):
Interest income	119	67
Interest expense	(56,622)	(35,956)
Total Other Income/(Expense)	(56,503)	(35,889)

Income Before Income Tax	201,651	200,632

Income Tax Benefit/(Expense)	(72,915)	0
Net Income	128,736	200,632

Weighted-average vested common shares outstanding
-Basic and Diluted	6,000,000	6,000,000
Net loss per common share
-Basic and Diluted	$0.02	$0.03

FEEL THE WORLD, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

	Jan-June 2016	Jan-June 2015
Cash Flows from Operating Activities
Net Income	$128,736	$200,632
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	17,329	17,329
Paid in Capital Stock Options	50,400	0
Changes in operating assets and liabilities:
(Increase) / Decrease in accounts receivable	(51,236)	14,306
(Increase) / Decrease in inventory	(22,105)	(74,789)
(Increase) / Decrease in collateral deposit	(63)	(67)
(Increase) / Decrease in prepaid expenses	6,655	7,349
(Increase)/ Decrease in security deposits	0	1,750
(Increase) / Decrease in deferred tax asset	64,930	0
Increase / (Decrease) in accounts payable	21,723	(6,682)
Increase / (Decrease) in accrued expenses	2,377	(9,423)
Increase / (Decrease) in customer deposits	(57,186)	(17,495)
Increase / (Decrease) in sales tax liability	627	569
Increase / (Decrease) in deferred tax liability	7985	0
Net Cash Used in Operating Activities	170,172	133,479

Cash Flows from Investing Activities
Cash paid for property and equipment	(29,340)	(13,450)
Net cash used in investing activities	(29,340)	(13,450)

Cash Flows from Financing Activities
Advances / repayments from related parties, net	(37,003)	(33,799)
Proceeds from line of credit	(200,000)	(225,000)
Net principal payments on term loans	(20,561)	(19,649)
Net Cash Provided By Financing Activities	(257,564)	(278,448)

Net Change in Cash	(116,732)	(158,419)

Cash at Beginning of Period	337,421	347,839
Cash at End of Period	$220,688	$189,420

FEEL THE WORLD, INC.
NOTES OF STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits, though as of June 30, 2015, and June 30, 2016, this was not the case.

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2016 and 2015 consist of finished products purchased for resale. The Company does not record allowances for raw material or work-in-process as it only purchases finished goods from its manufacturing agent. The Company contracts the warehousing and fulfillment of its inventory to a third party located near the Company’s Broomfield headquarters.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of June 30, 2016, the Company has $3,607 in accounts receivable that is past due.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2016 and 2015 consist of footwear manufacturing assets and equipment assets with 3-7 year lives.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

Capital assets as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Footwear molds	$198,387	$116,944
Footwear lasts	4,340	0
Furniture and Equipment	3,596	3,596
	206,323	120,540
Accumulated Depreciation	(106,461)	(71,803)
Footwear molds & lasts and
equipment, net	99,862	48,737
Depreciation Expense	$17,329	$17,329

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in Colorado and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to wholesale customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of June 30, 2016 and 2015, the Company had merchant account fees of $20,898 and $18,603, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. There are no dilutive items outstanding as of June 30, 2016 and 2015, respectively, and therefore basic and diluted earnings per share are the same for each period presented.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock

The Company authorized 10,000,000 shares of common stock and 5,000,000 shares of preferred stock at $0.0001 par value as of each June 30, 2016 and 2015. As of each June 30, 2016 and 2015, 6,000,000 shares of common stock were issued and outstanding, and zero shares of preferred stock were issued and outstanding.

NOTE 4: LONG-TERM BUSINESS LOANS

The Company entered into an open line of credit agreement with Mettle Ventures, LLC on November 12, 2014 in the amount of $300,000 bearing interest of 14%. On November 2, 2015, the Company increased the loan amount with Mettle Ventures, LLC to $600,000, amending and restating in its entirety the original credit agreement, with a balloon maturity date of April 30, 2017 when all principal comes due. In November of 2016, Mettle Ventures, LLC and the Company signed an amendment to extend the maturity date of this loan to April 25, 2019, and to remove the minimum balance and minimum interest payment provision. This loan requires monthly payments of interest, with an interest expense of $39,584 recorded for this loan during the 6-month period ending June 30, 2016, and $17,989 for the period ending June 30, 2015.

The Company entered into a 10-year term loan agreement with Newtek Small Business Finance on September 5, 2014 in the amount of $519,000 bearing interest of prime rate plus 2.75% (6.25% as of June 30, 2016 and 2015, respectively), with a required monthly principal and interest payment of $5,797. This loan required a $75,000 collateral deposit from the Company and has a maturity date of July 31, 2024. Interest expense on this note was $14,406 and $15,133 for the periods ending June 30, 2016 and 2015, respectively. The unpaid principal balance was $431,489 and $469,959 as of June 30, 2016 and 2015, respectively, where the carrying balance of the balance sheet is reduced by unamortized loan fees.

Future minimum principal debt payments (net of loan fee amortization) under the Company’s outstanding loans are as follows as of June 30, 2016:

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

For the Year Ended June 30:
2017	$643,861
2018	46,682
2019	49,685
2020	52,881
Thereafter	238,015
Total	$1,031,124

NOTE 5: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

For the six months ended June 30, 2016, the Company has a deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, no valuation allowance was recorded.

Deferred tax assets and liabilities as of June 30, 2016, and December 31, 2015, are as follows:

	6/30/2016	12/31/2015
Deferred Tax Assets
Net operating loss carryforwards	$52,953	$130,477
Cash to accrual differences	-	6,821
Charitable contribution carryforward	7,888	7,518
R&D credit carryforward	9,006	6,886
Intangibles	12,453	14,204
Employee Stock Option	18,676	-
Deferred Tax Liabilities
Property and Equipment	(29,120)	(21,135)
Deferred Tax Asset	71,856	144,771
Valuation allowance	-	-
Deferred Tax Assets, Net	$71,856	$144,771

As of December 31, 2015, the Company had a contribution carryover of $20,287, as well as research and development credits of $6,886. The Company’s net operating loss carryforward as of December 31, 2015, was $352,111 from tax years 2011-2014, which will begin to expire in varying amounts in 2031.

As of June 30, 2016, the Company had a net operating loss carryforward of $142,901, and a net deferred tax asset of $71,856. The contribution carryover increased to $21,287 and the research and development credits to $9,066.

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of June 30, 2016:

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

Federal Income tax rate	34%
State Income tax rate, net of federal benefit	3%
Research and Development credits	-4%
Other	0%
Effective Income Tax Rate	33%

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 6: LEASE OBLIGATIONS

The Company’s office lease commenced January 1, 2015 and expires after 38 months, on February 28, 2018. Monthly lease obligations under the agreement are base rent starting at $2,720 per month plus $1,133 per month in operating expenses, with the first payment due March 1, 2015. The operating expenses are adjusted by the landlordfrom time to time. The base rent is contractually escalated to $2,843 per month beginning March 1, 2016 and to $2,967 per month beginning March 1, 2017. A $3,500 deposit was paid at the commencement of the lease. The lease agreement provided for a two-month rent credit for the months January and February of 2015.

Total rent expense for the periods ended June 30, 2016 and 2015 was $31,666 and $19,707, respectively.

Future minimum cash payments due under this lease agreement as of June 30, 2016, are as follows:

For the year ended June 30	Base Rent	Estimated Operating Cost	Total Lease Obligations

2017	34,615	17,357	51,972
2018	23,736	12,057	35,793
Total	$58,351	$29,414	$87,765

Discussion of the First Amendment to Office Lease signed in December 2016 is outlined in the Subsequent events section below.

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of June 30, 2016 and 2015 were $38,578 and $57,457, respectively.

Vice-President of Sales and Marketing, Emilio Torres, independently runs J4J Branding; J4J purchases products from the Company at its standard wholesale price of 50% off MSRP to resell at events and through shopping mall kiosks. In 2016, J4J Branding purchased $17,161 worth of product from the Company for resale.

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In November 2015, the FASB issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non-current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt this guidance as of December 31, 2014 and to apply it prospectively.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SHARE-BASED PAYMENTS

Stock Plan

In May 2016, the Company adopted the 2016 Stock Incentive Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, incentive stock options, and restricted stock to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 1,133,181 shares as of June 30, 2016. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan’s inception. Vesting generally occurs over a period of immediately to four years. To date, the Company has granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer, leaving 818,181 shares available to be issued from the plan as of June 30, 2016. These granted options were valued using the Black-Scholes method and the Company recorded compensation expense of $50,400 for these options for the period ending June 30, 2016.

NOTE 11: SUBSEQUENT EVENTS

Genlink Capital Inventory Loan

The Company closed a new loan agreement with Genlink Capital for use in purchasing inventory on November 18, 2016. The loan is a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due on the April 2019 maturity date.

Modification of Mettle Ventures Line of Credit

On November 18, 2016, the Company signed a First Amendment to Amended and Restated Promissory Note and Amended and Restated Loan Agreement with Mettle Ventures, LLC, extending the maturity date from April of 2017 to April of 2019. This Amendment also removed the minimum outstanding balance provision for this Line of Credit, and the Company paid down an additional $150,000 on this loan in December, 2016.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the six-month periods ended June 30, 2016 and 2015

Amended and Restated Articles of Incorporation

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock. The Amended Articles authorized 20,000,000 shares of Class A Voting Common Stock; 10,000,000 shares of Class B Non-Voting Common Stock; and 10,000,000 shares of Preferred Stock.

First Amendment to Office Lease

On December 29, 2016, the Company signed a First Amendment to Office Lease expanding its leased space from 2,967 square feet to 7,316, and extending the term of its lease through December 31, 2019. Lease payments for 2017 will consist of $7,316 in base rent per month plus an estimated $3,715.73 per month in expenses, with an increase of $0.50 per square foot per year in base rent with additional expense adjustments as warranted. The Company also received a $50,000 credit from the landlord it may apply at its discretion to rent and expenses on the new space.

Impact of Third and Fourth Quarter Events on Share Price and 2016 Net Operating Income

The Company’s gross revenue grew 92% in 2016, accelerating slightly over 2015’s 84% growth rate. It also experienced numerous key events during the second half of the year, including a successful online launch into closed footwear with its Hana shoe, the corresponding shift from a spring-summer sandal company to being a full-year footwear company, development of five new closed shoe styles for 2017, the securing of an additional $900,000 in debt funding, hiring of two additional veteran marketing and sales team members, demonstration of successful sell-through in wholesale accounts, and preliminary discussions with key national wholesale accounts representing more than 1,000 potential new doors. After evaluating these events and their impact on the Company’s projected sales for the next two years, the Board established a new valuation of its share price at $4.

The Company anticipates this change in share value will affect the amount of compensation expense it is required by GAAP to record for 315,000 stock options issued in May of 2016. It will not know the full impact of this compensation expense until its year end 2016 audit is completed, but Management expects this expense may reduce or eliminate its net operating profit for 2016. As this size option grant was a unique event resulting from the service of one key employee for more than 45 months at below market pay, Management does not anticipate similar events to impact its ability to achieve net operating profit moving forward.

Management’s Evaluation

Management has evaluated subsequent events through December 31, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

FEEL THE WORLD, INC.
INDEX TO EXHIBITS

INDEX TO EXHIBITS

Exhibit 1	Subscription Agreement –
Exhibit 2.1	Amended and Restated Delaware Articles of Incorporation
Exhibit 2.2	Amended and Restated By-Laws
Exhibit 3	Opinion of Legal Counsel Letter
Exhibit 4	Consent of Artesian CPA
Exhibit 5	Stock Incentive Plan – Employees
Exhibit 6.1	Sole Design Patent
Exhibit 6.2	Cloud Design Patent
Exhibit 7	Lease Agreement with Real Capital Solutions
Exhibit 8	First Amendment to Office Lease